UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 1-SA

☒  SEMIANNUAL REPORT PURSUANT TO REGULATION A

or

☐   SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended June 30, 2026

Standard Dental Labs Inc.

(Exact Name of Registrant as Specified in Charter)

Nevada	88-0411500
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification No.)

424 E Central Blvd, Suite 308

Orlando, Florida 32801

(Full Mailing Address of Principal Executive Offices)

(407) 789-1923

Issuer’s Telephone Number, Including Area Code

Item 1. Management’s Discussion and Analysis of Financial Condition and Results of Operations

This Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) of Standard Dental Labs Inc. (the “Company”, or “SDL”) provides an analysis of, and should be read in conjunction with, our unaudited condensed interim consolidated financial statements as at, and for the six months ended, June 30, 2026, and the related notes thereto (together, the “Interim Financial Statements”).

Special Note Regarding Forward Looking Statements

Certain information contained in this report includes forward-looking statements that involve numerous risks and uncertainties. The statements herein which are not historical reflect our current expectations and projections about the Company’s future results, performance, liquidity, financial condition, prospects and opportunities and are based upon information currently available to the Company and our management and our interpretation of what is believed to be significant factors affecting the businesses, including many assumptions regarding future events.

Forward-looking statements, which involve assumptions and describe our future plans, strategies, and expectations, are generally identifiable by use of the words “may,” “should,” “expect,” “anticipate,” “estimate,” “believe,” “intend, ” or “project” or the negative of these words or other variations on these words or comparable terminology. Actual results, performance, liquidity, financial condition, prospects and opportunities could differ materially from those expressed in, or implied by, these forward-looking statements as a result of various risks, uncertainties and other factors.

Actual events or results may differ materially from those discussed in forward-looking statements as a result of various factors, including, without limitation, the risks outlined under “Risk Factors” included in our Form 1-A/A as filed with the Commission on July 25, 2025, as amended and supplemented to date by submissions on Form 1-U, and matters described in this MD&A generally. These risks are not always quantifiable due to their uncertain nature. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, then actual results may vary materially from those described in forward-looking statements. In light of these risks and uncertainties, there can be no assurance that the forward-looking statements contained in this MD&A will in fact occur.

Potential investors should not place undue reliance on any forward-looking statements. Except as expressly required by the federal securities laws, there is no undertaking to publicly update or revise any forward-looking statements, whether as a result of new information, future events, changed circumstances or any other reason.

Business Overview

Standard Dental Labs Inc. (the “Company,” “SDL,” “we” or “our”) was incorporated in the State of Nevada on December 10, 1998. Prior to its current business, Standard Dental Labs was a development stage company that had a primary business plan to acquire, improve, and re-market undeveloped real estate in Las Vegas, Nevada and its surrounding communities.

We are a dental-laboratory platform pursuing the operation and expansion (through organic growth and opportunistic acquisitions and consolidations) of our dental laboratories. We are currently manufacturing dental prosthetics for dentists and dental clinics via its first operational lab facility. Our existing dental lab supplies dentists and dental clinics with dental prosthetics such as crowns, bridges, and implants, including other prosthetics.

2

Recent developments

Acquisition of BRLIT Dental Laboratory

On May 6, 2026, the Company closed the acquisition of, substantially all, of the operating assets of BRLIT Dental Laboratory, Inc., a Florida corporation, pursuant to an Asset Purchase Agreement dated January 30, 2026. The acquired assets include the laboratory’s equipment, two delivery vehicles, the BRLIT name and related intellectual property, and assigned contracts; the seller’s cash accounts and pre-closing accounts receivable were excluded, and the only assumed liability was the facility lease. The acquisition was accounted for as a business combination under ASC 805, with results consolidated from the closing date.

Total consideration was $900,000, consisting of $300,000 in cash ($150,000 paid at closing and $150,000 payable 180 days after closing, conditioned on the acquired operation maintaining at least 80% of its historical pro-rata revenue) and 1,200,000 share of common stock ($600,000 worth of shares priced at the five-trading-day volume-weighted average price preceding closing). The share consideration is held in escrow and released in eight equal quarterly installments, is subject to a 20% indemnity holdback for twelve months and may be reduced under a one-time earn-out adjustment if annual gross billings over the twelve months following closing fall below 80% of the seller’s target billings. The agreement also includes a three-year non-competition and non-solicitation covenant within Florida and 90-day consulting arrangements with the former owners. The Company retained approximately 90% of the acquired customer relationships following closing.

The increase in volume following the acquisition created a near-term working-capital constraint, which the Company sought to address through short-term bridge financing. See “Liquidity and Capital Resources” and Note 10, Subsequent Events in the Financial Statements.

Results of operations

Six months ended June 30, 2026 and 2025

Our net income (loss) and comprehensive income (loss) for our six month period ended June 30, 2026, for our six month period ended June 30, 2025, and the changes between those periods for the respective items are summarized as follows:

For the six month period ended June 30, 2026 and 2025, the Company generated revenues of $342,634 and $163,261, respectively. The Company experienced a increase in revenue as a result of an increase in the volume of products being manufactured and the acquisition of BRLIT Dental Laboratory. The Company expects the volume to products and revenue to continue to grow throughout the remainder of the fiscal year. Our cost of goods sold increased slightly from $84,847 for the period ended June 30, 2025, to $138,916 for the period ended June 30, 2026, due to increased supply costs reflected in increased volume of production. The Company expects overall costs of goods sold to increase with increasing volume, but does expect some improved manufacturing efficiency and cost of good reductions, which efficiencies and reductions the Company expects to continue moving forward.

Operating expenses for the six months ended June 30, 2026, and 2025 were $522,303 and $458,450, respectively, an increase of $63,853. As summarized in the table below, selling and marketing expenses increased by $51,500 due to efforts to increase sales volume, general and administrative expenses were up by $335,954 due to increased costs related to regulatory compliance and pursuing laboratory acquisitions. Professional fees saw a decrease of $335,954 due to decreased legal expenses in 2026 compared to legal expenses for seeking regulatory approval of the name change and reverse stock split and the Company’s Regulation A offering in 2025. The Company expects similar legal, accounting and audit expenses to continue through the remainder of 2026.

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In the six months ended June 30, 2025 and 2024, the Company reported net operating losses of ($318,585) and ($380,036), respectively, a decrease of $61,451, due primarily to the decrease in professional fees as discussed above. Net loss for the six months ended June 30, 2025, and 2024 was $(402,511) and $(424,347), respectively, a decrease of $21,836, due primarily to the increase in revenues offset by the increase in costs of goods and general and administrative expenses as discussed above.

	For the Six Months Ended
	June 30,
	2026	2025
	(Unaudited)

Revenue	$342,634	$163,261
Cost of goods sold	138,916	84,847
Gross profit	203,718	78,414

Operating expenses:
Selling and marketing expense	56,876	5,376
General and administrative expenses	378,542	42,588
Professional fees	67,141	400,240
Depreciation	19,744	10,246
Total operating expenses	522,303	458,450

Operating loss	(318,585)	(380,036)

Other income (expense):
Interest expense	(83,301)	(44,311)
Gain on settlement of debt and liabilities	(625)	–
Total other income (expense)	$(83,926)	$(44,311)

Net loss	$(402,511)	$(424,347)

Net loss per common share - basic and diluted	$(0.011)	$(0.014)

Weighted average common shares outstanding - basic and diluted	37,297,938	30,649,653

4

Liquidity and capital resources

On June 30, 2026 the Company held cash of $13,169 and had a working-capital deficit of approximately $4,056,361 (current assets of $297,752 against current liabilities of $4,354,113) and a total stockholders’ deficit of $3,126,278. The Company has funded operations and acquisition activity primarily through the issuance of common stock and convertible notes and, after period end, through bridge financing. The Company’s ability to continue as a going concern depends on raising additional capital, integrating acquired operations, and achieving profitable operations. See Note 2 to the Financial Statements - Going Concern.

The Company believes that its current levels of cash will not be sufficient to meet its anticipated cash needs for its operations for at least the next 12 months. The Company will require additional capital resources to fund its operations and pay its obligations as they come due over the next twelve months. The Company may also need to implement a strategy to expand its business or other investments or acquisitions. The Company may sell additional equity or debt securities or enter a debt facility to satisfy its capital requirements. The sale of additional equity securities could result in dilution to its shareholders. The incurrence of indebtedness would result in increased debt service obligations and could require the Company to agree to operating and financial covenants that would restrict its operations. Financing may not be available in amounts or on terms acceptable to the Company if at all. Any failure by the Company to raise additional funds on terms favorable to it, or at all, could limit its ability to expand its business operations and could harm its overall business prospects.

Cash Provided (used in) Operating Activities

During the six months ended June 30, 2026, cash used in operating expenses was $(437,222) and consisted of our net loss of $(402,511) offset by depreciation of $19,744, accounts payable and other liabilities of $115,201, accounts receivable of $(131,937), prepaid expenses and other assets of $(121,020) and interest on convertible notes of $83,301. During the six months ended June 30, 2025, cash used in operating expenses was $(49,140) and consisted of our net loss of $(424,347) offset by depreciation of $10,246, accounts payable and other liabilities of $224,967, accounts receivable of $(10,951), prepaid expenses of $(1,520), convertible notes, net of $127,281 and interest on convertible notes of $25,184.

Cash Used In Investing Activities

During the six months ended June 30, 2026 cash used in investing activities was $(156,875) and consisted of $150,000 per the acquisition agreement (see Note 4 to the Financial Statements), $3,500 cash paid for the security deposit on the properly lease and $3,375 for rent for the month of acquisition. There was no cash used in investing activities for the six months ended June 30, 2025.

Cash Provided by Financing Activities

For the six months ended June 30, 2026, cash provided by financing activities totaled $605,000, consisting of proceeds from issuance of convertible notes (See Note 6 to the Financial Statements). For the six months ended June 30, 2025, cash provided by financing activities totaled $115,000, consisting of proceeds from convertible notes payable of $115,000.

Off-balance-sheet arrangements

None.

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Critical Accounting Policies

Our financial statements and accompanying notes are prepared in accordance with generally accepted accounting principles used in the United States of America. Preparing financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, and expenses. These estimates and assumptions are affected by management’s application of accounting policies. We believe that understanding the basis and nature of the estimates and assumptions involved with the following aspects of our financial statements is critical to an understanding of our financials.

Going Concern

We have suffered recurring losses from operations. The continuation of our Company as a going concern is dependent upon our Company attaining and maintaining profitable operations and/or raising additional capital. The financial statements do not include any adjustment relating to the recovery and classification of recorded asset amounts or the amount and classification of liabilities that might be necessary should our Company discontinue operations.

The continuation of our business is dependent upon us raising additional financial support and/or attaining and maintaining profitable levels of internally generated revenue. The issuance of additional equity securities by us could result in a significant dilution in the equity interests of our current stockholders. Obtaining commercial loans, assuming those loans would be available, will increase our liabilities and future cash commitments.

Recently Issued Accounting Standards

In August 2020, the FASB issued ASU 2020-06, Debt – Debt with Conversion and Other Options (Subtopic 470- 20) and Derivatives and Hedging – Contracts in Entity’s Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity. The new guidance, among other things, simplifies the accounting for certain financial instruments with characteristics of liabilities and equity, including convertible instruments, and amends existing earnings-per-share (“EPS”) guidance by requiring that an entity use the if converted method when calculating diluted EPS for convertible instruments. ASU 2020-06 is effective for public business entities that meet the definition of an SEC filer, excluding entities eligible to be smaller reporting companies as defined by the SEC, for fiscal years beginning after December 15, 2021, including interim periods within those fiscal years. For all other entities, the amendments are effective for fiscal years beginning after December 15, 2023, including interim periods within those fiscal years. The Company adopted the new guidance effective from January 1, 2024.

Item 2. Other Information

As discussed above under “Recent developments - Acquisition of BRLIT Dental Laboratory”, on May 6, 2026, the Company closed the acquisition of, substantially all, of the operating assets of BRLIT Dental Laboratory, Inc., a Florida corporation, pursuant to an Asset Purchase Agreement dated January 30, 2026.

As part of the consideration for the purchase of the assets, the Company issued 1,200,000 shares of common stock representing $600,000 worth of shares priced at the five-trading-day volume-weighted average price preceding closing. The shares of common stock were issued pursuant to Section 4(a)(2) of the Securities Act on a private offering basis based on representations of the seller contained in the Asset Purchase Agreement.

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Item 3. Financial Statements

The accompanying semi-annual financial statements have been prepared in accordance with the instructions to Form 1-SA. Therefore, they do not include all information and footnotes necessary for a complete presentation of financial position, results of operations, cash flows, and stockholders’ equity in conformity with U.S. GAAP. Except as disclosed herein, there has been no material change in the information disclosed in the notes to the financial statements included in the Company’s annual financial statements for the year ended December 31, 2025, as included in the Company’s Form 1-A/A as filed with the Commission on April 9, 2026.

In the opinion of management, all adjustments considered necessary for a fair presentation of the results of operations and financial position have been included, and all such adjustments are of a normal recurring nature. Operating results for the six months ended June 30, 2026, are not necessarily indicative of the results that can be expected for the year ending December 31, 2026.

STANDARD DENTAL LABS INC.

Index to Unaudited Interim Financial Statements

• Condensed Balance Sheets as of June 30, 2026 (unaudited) and December 31, 2025 (audited)

• Condensed Statements of Operations for the six months ended June 30, 2026, and 2025 (unaudited)

• Condensed Statements of Changes in Stockholders’ Deficit (unaudited)

• Condensed Statements of Cash Flows for the six months ended June 30, 2026, and 2025 (unaudited)

• Notes to Unaudited Interim Financial Statements

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STANDARD DENTAL LABS INC.

Condensed Balance Sheets

	June 30, 2026 Unaudited	Dec. 31, 2025 Audited
ASSETS
Current assets:
Cash	$13,169	$2,266
Accounts receivable	152,968	21,031
Prepaid expenses	27,830	6,836
Other current assets	103,785	3,759
Total current assets	297,752	33,892
Non-current assets:
Property and equipment, net	84,099	16,484
Intangible assets, net	206,425	8,968
Goodwill	622,059	–
Total non-current assets	912,583	25,452
Total assets	$1,210,335	$59,344

LIABILITIES AND STOCKHOLDERS’ DEFICIT
Current liabilities:
Accounts payable and accrued liabilities	$688,272	$529,636
Convertible notes	1,965,640	1,140,640
Interest on convertible notes	266,818	183,518
Convertible note — shareholder	1,171,728	1,124,227
Other current liabilities	261,655	275,090
Total liabilities	4,354,113	3,253,111

Stockholders’ deficit:
Common stock, $0.001 par value; 2,000,000,000 shares authorized; 39,258,434 and 35,337,442 issued and outstanding	39,258	35,337
Common stock to be issued	–	167,501
Additional paid-in capital	603,766	(12,314)
Accumulated deficit	(3,786,802)	(3,384,291)
Total stockholders’ deficit	(3,143,778)	(3,193,767)
Total liabilities and stockholders’ deficit	$1,210,335	$59,344

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STANDARD DENTAL LABS INC.

Condensed Statements of Operations

(Unaudited)

	Six months ended June 30, 2026	Six months ended June 30, 2025
Revenue	$342,634	$163,261
Cost of goods sold	138,916	84,847
Gross profit	203,718	78,414

Operating expenses:
Selling and marketing	56,876	5,376
General and administrative	378,542	42,588
Professional fees	67,141	400,240
Depreciation and amortization	19,744	10,246
Total operating expenses	522,303	458,450
Operating loss	(318,585)	(380,036)

Other income (expense):
Interest expense	(83,301)	(44,311)
Other income (expense)	(625)	–
Total other income (expense)	(83,926)	(44,311)
Net loss	$(402,511)	$(424,347)

Net loss per common share — basic and diluted	$(0.011)	$(0.014)
Weighted-average common shares outstanding	37,297,938	30,649,653

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STANDARD DENTAL LABS INC.

Condensed Statements of Changes in Stockholders’ Deficit

(Unaudited)

	Shares	Common Stock	Stock To Be Issued	APIC	Accum. Deficit	Total
Balance at December 31, 2025	35,337,442	$35,337	$167,501	$(12,314)	$(3,384,291)	$(3,193,767)
Beneficial conversion feature — convertible notes	447,000	447	–	29,553	–	30,000
Reclass of subscriptions to shares issued	2,450,000	2,450	(167,501)	165,051	–	–
Shares issued via acquisition	1,200,000	1,200	–	598,800	–	600,000
Shares issue via compensation agreement	1,219,000	1,219	–	68,781	–	70,000
Other (sales) issuances of common shares	(1,395,008)	(1,395)	–	(246,105)	–	(247,497)
Net loss	–	–	–	–	(402,511)	(402,511)
Balance at June 30, 2026	39,258,434	$39,258	$–	$603,766	$(3,786,802)	$(3,143,778)

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STANDARD DENTAL LABS INC.

Condensed Statements of Cash Flows

(Unaudited)

	Six months ended June 30, 2026	Six months ended June 30, 2025
Cash flows from operating activities:
Net loss	$(402,511)	$(424,347)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	19,744	10,246
Changes in operating assets and liabilities:
Accounts receivable	(131,937)	(10,951)
Prepaid expenses and other assets	(121,020)	(1,520)
Accounts payable and accrued liabilities	115,201	224,967
Convertible notes, net	–	127,281
Interest expense	83,301	25,184
Net cash used in operating activities	(437,222)	(49,140)

Cash flows from investing activities:
Cash paid for BRLIT acquisition (cash paid at closing, per APA)	(156,875)	–
Net cash used in investing activities	(156,875)	–

Cash flows from financing activities:
Proceeds from issuance of convertible notes	605,000	115,000
Net cash provided by financing activities	605,000	115,000

Net change in cash	10,903	65,860
Cash, beginning of period	2,266	1,766
Cash, end of period	$13,169	$67,626

Supplemental non-cash investing and financing:
Common stock issued as BRLIT acquisition consideration	600,000	–
Deferred/contingent cash consideration (second installment)	150,000	–
Common stock issued from a compensation agreement	70,000	–

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STANDARD DENTAL LABS INC.

Notes to Unaudited Interim Financial Statements

Note 1 — Organization and Nature of Operations

Standard Dental Labs Inc. is a Nevada corporation operating as a dental-laboratory platform that acquires and consolidates dental laboratories. Its common stock trades on the OTCQB under the symbol TUTH. The Company has qualified a Tier 2 offering under Regulation A.

The accompanying condensed interim financial statements are unaudited and prepared in accordance with U.S. GAAP for interim financial information. In the opinion of management, they reflect all adjustments (of a normal recurring nature) necessary for a fair statement of the interim results. Results for the six months ending June 30, 2026 are not necessarily indicative of the full year, and these statements should be read together with the Company’s audited financial statements for the year ended December 31, 2025.

Note 2 — Going Concern

On June 30, 2026 the Company held cash of $13,169 and had a working-capital deficit of approximately $4,038,861 (current assets of $252,752 against current liabilities of $4,291,613) and a total stockholders’ deficit of $3,126,278. The Company’s ability to continue as a going concern depends on raising additional capital, integrating acquired operations, and achieving profitable operations. These conditions raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date these financial statements are issued. Management’s plans include raising capital through its Regulation A offering and other financings, integrating acquired operations, and improving operating results. The financial statements do not include adjustments that might result from the outcome of this uncertainty.

Note 3 — Summary of Significant Accounting Policies

Preparation of financial statements in conformity with U.S. GAAP requires estimates and assumptions affecting reported assets, liabilities, revenue, expenses and contingent obligations. Significant areas include receivables collectability, acquisition consideration and purchase-price allocation, useful lives of assets, impairment convertible instrument accounting, related-party balances and contingencies. Actual results may differ from estimates.

Note 4 — Business Combination: BRLIT Dental Laboratory

On or about May 2026 (the “Closing Date”), the Company acquired substantially all of the operating assets of BRLIT Dental Laboratory, Inc., a Florida corporation, pursuant to an Asset Purchase Agreement dated January 30, 2026. The Company acquired the laboratory’s equipment, two delivery vehicles, the BRLIT name and related intellectual property, and assigned contracts; excluded were the seller’s cash accounts and accounts receivable outstanding at closing, and the only assumed liability was the facility lease. The transaction was accounted for as a business combination under ASC 805, and the results of the acquired operation are included from the Closing Date.

Consideration. Total consideration was $900,000, comprising $300,000 in cash — $150,000 paid at closing and $150,000 payable 180 days after closing, conditioned on the acquired operation maintaining at least 80% of its historical pro-rata revenue — and $600,000 in restricted common shares valued at the five-trading-day volume-weighted average price preceding closing. The shares are held in escrow and released in eight equal quarterly installments, are subject to a 20% indemnity holdback for twelve months and are subject to a one-time earn-out reduction if annual gross billings for the twelve months after closing are less than 80% of the seller’s target billings.

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Purchase price allocation. As recorded, the Company reflects goodwill of $622,059, fixed assets of $77,941, and intangible assets of $200,000. In addition, cash paid at closing of $156,875 included $150,000 for consideration (see above), facility rent of $3,375 and a security deposit related to the property lease of $3,500.

Contingent consideration. The $150,000 deferred cash installment is payable only if the acquired operation maintains at least 80% of historical pro-rata revenue at the 180-day measurement date, and the share consideration is subject to a similar earn-out reduction measured over the twelve months following closing. Management has advised that revenue since closing has averaged below the 80% threshold. Under ASC 805 both contingent amounts are recorded at fair value at the acquisition date and remeasured at each reporting date; a decline in fair value arising from post-acquisition performance is recognized in earnings, whereas a change reflecting conditions that existed at the acquisition date is a measurement-period adjustment to goodwill. Neither measurement period had elapsed at June 30, 2026.

Related arrangement. Although accounts receivable were excluded from the acquired assets, the Company separately acquired BRLIT’s receivables of $138,196 of which $43,192 is outstanding at June 30, 2026 and is included with Accounts receivable on the balance sheet.

Consulting and restrictive covenants. The former owners entered into 90-day consulting arrangements with the Company, and the seller and its owners agreed to a three-year non-competition and non-solicitation covenant within Florida.

Note 5 — Intangible Assets

Intangible assets, net, were $206,425, consisting of $5,800 of brand and $200,625 of customer list on June 30, 2026.

Note 6 — Convertible Notes

Instrument	June 30, 2026	December 31, 2025
Convertible Notes – Non-Interest Bearing	$653,500	$698,500

Convertible Notes – Interest Bearing	$1,312,140	$442,140

Convertible Notes – Shareholder	$1,171,728	$1,124,227

The historical annual-report notes were generally unsecured, with 8% - 15% or zero-interest terms and fixed conversion prices ranging from $0.02 to $0.20 per share.

Convertible notes issued during the six months ending June 30, 2026 for which executed agreements have been provided are summarized below:

Holder	Date	Principal	Rate	Maturity	Conv. price
Central Florida Lending, LLC	Jan 21, 2026	$200,000	12%	Jan 31, 2027	$0.06
Kristin Triplett *	Jan 12, 2026	10,000	0%	Dec 31, 2026	$0.10
David Brim	Mar 3, 2026	20,000	12%	Jan 31, 2027	$0.06
Nexfin Storage Partners, LLC (B. Cummins) *	Apr 16, 2026	25,000	8%	Mar 31, 2027	$0.05
Christopher G. Sousa Revocable Trust	Apr 23, 2026	250,000	8%	Mar 31, 2027	$0.20
Christopher G. Sousa Revocable Trust	May 1, 2026	100,000	15%	Mar 31, 2027	$0.10
Total notes provided		$605,000

* Holder is a related party (see Note 8).

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Note 7 — Stockholders’ Deficit

The Company is authorized to issue 2,000,000,000 shares of common stock, $0.001 par value. At June 30, 2026, 39,258,434 shares were issued and outstanding (35,337,442 at December 31, 2025). During the period the Company issued 2,450,000 shares on the reclassification of subscriptions, 1,200,000 from acquisition and 270,992 shares on the conversion of notes.

Note 8 — Related-Party Transactions

The convertible note — shareholder of $1,171,728 is held by James D. Brooks, the Company’s President and controlling stockholder. It originated as an 8% convertible promissory note issued December 23, 2021, (in satisfaction of a judgment), is convertible into common stock at $0.02 per share (post-split), and has maturity extended annually, currently to December 31, 2026. A related party advance payable from the Company of $148,446 at June 30, 2026 (included in other current liabilities) also relates to Mr. Brooks. In addition, during the period the Company issued a non-interest bearing convertible notes to a related party in the amount of $10,000, Kristin Triplett, the Company’s Controller and a $25,000, 8% note to Nexfin Storage Partners, LLC, an entity affiliated with Brendan Cummins, a director of the Company.

Note 9 — Commitments and Contingencies

The Company entered into a new property lease dated May 6, 2026 for the former Brlit Dental Lab facility for 12 months.

On May 6, 2026, the Company entered into consulting agreements with the former owners of Brlit Dental Lab for a period of three months. The agreements were extended for an indefinite period.

Convertible note conversion dispute. Certain holders of convertible notes have contested the validity of conversions made in 2024 and are seeking cancellation of shares issued to them on conversion and repayment of the disputed principal plus interest. The amount in dispute is approximately $100,000.

Management has assessed all known contractual obligations, contingencies and potential legal matters through the date of this filing. There were no material loss contingencies that meet the recognition criteria under ASC 450, Contingencies.

Note 10 — Subsequent Events

The Company evaluated subsequent events through the date of this filing.

In December 2025, the Company entered into an asset purchase agreement to acquire the operating assets of Sheen Dental Laboratory, a Dunedin, Florida based dental laboratory.

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ITEM 4. Exhibits

Index to Exhibits

Exhibit No.:	Description of Exhibit	Incorporated by Reference to:

2. Charter and Bylaws
2.1	Articles of Incorporation	1-A (08/11/2025)
2.2	Bylaws	1-A (04/25/2024)

4. Subscription Agreement
4.1	Subscription Agreement	1-A (04/25/2024)

6. Material Agreements
6.1	Smile Dental Subcontractor Agreement	1-A/A(08/01/2024)
6.2	Smile Dental Subcontractor Agreement (as amended)	1-A/A(08/01/2024)
6.3	PDL Lockup Agreement	1-A/A(08/01/2024)
6.4	PDL Asset Purchase Agreement	1-A/A(08/01/2024)
6.5	Convertible Promissory Note (James Brooks)	1-A/A(08/01/2024)
6.6	Form of Investor Convertible Promissory Note	1-A/A(08/01/2024)
6.7	Lease Agreement for Lab Facility	1-A (08/11/2025)
6.8	Dream Dentistry Asset Purchase Agreement	1-U (11/10/2025)
6.9	Amendment No. 1 to the Dream Dentistry Asset Purchase Agreement	1-U (01/07/2026)
6.10	Bravo Dental Lab Agreement	1-K (04/09/2026)
6.11	Brlit Denal Laboratory Asset Purchase Agreement	1-K (04/09/2026)
6.12	Amendment No. 1 to the Brlit Dental Laboratory Asset Purchase Agreement	1-K (04/09/2026)

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Signatures

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STANDARD DENTAL LABS INC.

By: /s/ James D. Brooks

Name: James D. Brooks

Title: Chief Executive Officer and President (Principal Executive and Financial Officer)

Date: September 29, 2026

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

By: /s/ James D. Brooks

Name: James D. Brooks

Title: Chief Executive Officer and President (Principal Executive and Financial Officer)

Date: September 29, 2026

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